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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53535

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___**01/01/09**___ AND ENDING___**12/31/09**___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Sea Port Group Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 Madison Avenue, 22nd Floor
(No. and Street)

New York,   **New York**   **10017**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Povol and Feldman, CPA, PC
(Name – *if individual, state last, first, middle name*)

1981 Marcus Avenue, Suite C100, Lake Success,   **New York**   **11042**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

FEB 2 5 2010

Washington, DC
121

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Stephen Smith_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Sea Port Group Securities, LLC_____ , as of __December 31_____ , 20__09__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

Signature

__Member__

Title

_____

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in ~~Stockholders' Equity or Partners' or Sole Proprietors' Capital.~~ Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditors' report on internal accounting control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



SEA PORT GROUP SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2009

(WITH SUPPLEMENTARY INFORMATION)

POVOL AND FELDMAN, CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

SEA PORT GROUP SECURITIES, LLC
TABLE OF CONTENTS

DECEMBER 31, 2009

POVOL AND FELDMAN, CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS
1981 MARCUS AVENUE - SUITE C100
LAKE SUCCESS, NEW YORK 11042

ALLAN D. POVOL, CPA
PAUL I. FELDMAN, CPA

(516) 354-2662
FAX (516) 326-6954

INDEPENDENT AUDITORS' REPORT

To the Member
Sea Port Group Securities, LLC
(a wholly owned subsidiary of The Seaport Group, LLC)

We have audited the accompanying statement of financial condition of Sea Port Group Securities, LLC (a wholly owned subsidiary of The Seaport Group, LLC) as of December 31, 2009, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17A-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sea Port Group Securities, LLC at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not part of the basic financial statements, but is supplementary information required by Rule 17A-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lake Success, New York
February 19, 2010

- i -

SEA PORT GROUP SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Assets:	
Cash	$ 18,275,906
Receivable from broker-dealers and clearing organizations	14,622
Securities owned:	
Marketable, at fair value	4,284,370
Not readily marketable, at estimated fair value	39,953
Prepaid expenses	247,212
Deposit with clearing broker	300,000
Deferred tax asset	7,341
Total Assets	**$ 23,169,404**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Securities sold, not yet purchased, at market	$ 2,877,613
Trade claim payable	3,528,645
Accounts payable	7,535,533
Income taxes payable	279,061
	14,220,852
Member's Equity	8,948,552
Total Liabilities and Member's Equity	**$ 23,169,404**

See the accompanying notes and auditors' report.

SEA PORT GROUP SECURITIES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues:	
Brokerage	$62,919,730
Commission	1,577,059
Interest, and other gains and losses	907,401
	65,404,190
Cost of Operations:	
Employee compensation and benefits	16,151,082
Commissions and clearing fees	35,107,811
Regulatory fees and expenses	1,066,592
Communication and data processing	1,320,669
Occupancy	992,650
Interest	48,071
Other operating expenses	4,612,149
	59,299,024
Income before income taxes	6,105,166
Provision for income taxes	270,043
Net Income	$ 5,835,123

Member's equity - Beginning of year	$ 5,588,429
Net Income	5,835,123
Less: Member's distributions	(2,475,000)
Member's equity - End of year	$ 8,948,552

Cash Flows From Operating Activities:

Net income	$ 5,835,123
Adjustments to reconcile net income to net cash provided from operating activities:	
Unrealized gains and losses	236,316
Deferred taxes	(9,452)
Increase (decrease) in:	
Securities owned, net	(347,757)
Receivable from clearing broker	6,408
Prepaid expenses	(164,984)
Trade claim payable	3,528,645
Accounts payable	5,501,171
Income taxes payable	94,949
Net Cash Provided by Operating Activities	14,680,419

Cash Flows Used in Financing Activities:

Member's distributions	(2,475,000)
Net Increase in Cash	12,205,419
Cash – Beginning of Year	6,070,487
Cash – End of Year	$ 18,275,906

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:	
Income taxes	$ 186,546
Interest	$ 48,071

See the accompanying notes and auditors' report.

BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization and Nature of Business

Sea Port Group Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company was formed under the Limited Liability Company laws of the State of Delaware on May 4, 2001, and is a wholly owned subsidiary of The Seaport Group, LLC (Parent).

The Company is engaged in sales, trading and analysis of fixed income securities of companies across the credit risk spectrum. Areas of focus include: Distressed, High Yield, High Grade, Convertible, Private, and Structured Products. The Company also offers investment banking services, brokers municipal securities transactions and brokers trades of newly-issued equity securities of companies emerging from financial reorganizations for its clientele. The existing client base consists of large institutions and funds that manage between $100 million and several billion dollars.

Securities Transactions

Securities transactions and related commissions and expenses are recorded on a settlement date basis, with an adjustment made monthly for trades made in foreign currencies converted to U.S. dollars. There were no transactions during the year that would have a material effect on the financial statements if recorded on a trade date basis.

Risks and Uncertainties

The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the Company's balances and the amounts reported in the statement of financial condition.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

The financial statements include investments valued at approximately $40,000 (approximately 3% of net securities owned) as of December 31, 2009 whose values have been estimated by management at cost. The values assigned to the investments are based on available information and do not necessarily represent the amounts that might ultimately be realized, since such amounts depend on future circumstances and cannot be determined until the investments are actually liquidated. Because of the inherent uncertainty of valuations, estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consists principally of cash, and trading securities. The Company maintains its cash in two financial institutions. At December 31, 2009, approximately $17,776,000 was in excess of federally insured amounts ($250,000). The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Income Taxes

The Company operates as a Limited Liability Company and files its tax returns with its Parent, as a partnership. The Company is not subject to Federal income taxes and, accordingly, the individual member reports its pro-rata share of income or loss on its individual income tax returns.

The current tax provision represents the New York City Unincorporated Business Tax, calculated on a combined basis with its Parent and allocated to the Company based upon its representative share of revenues less allowable expenses. Permanent and timing differences between the expected local income tax rate and the effective tax rate include the tax effects of unrealized gains or losses on marketable securities, the nondeductible portion of member's pension expenses, travel and entertainment expenses, and special depreciation. The amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Foreign Currency Transactions

Periodically the Company engages in foreign security transactions that may produce translation gains or losses. These transactions occur in the normal course of business, but the translation gains or losses do not have a significant effect on the business.

Foreign currency translations are recorded currently with each transaction. Gains and losses from foreign currency transactions are included in net income. As of December 31, 2009, the net foreign currency gain amounted to approximately $37,000, and is reflected in brokerage revenues.

BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS:

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2009, consist of the following:

	Receivable (payable)
Fees and commissions	$ 82,910
Payable to clearing organizations	(68,288)
	$ 14,622

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

DEPOSIT WITH CLEARING BROKER:

The Company maintains a clearing agreement with Ridge Clearing and Outsourcing Services. A non-interest bearing deposit in the amount of $300,000 is on hand with the clearing broker, and shall remain on deposit until the agreement is terminated. In the event this agreement is terminated prior to the initial expiration date, the Company would be subject to a termination fee.

FAIR VALUE OF FINANCIAL INSTRUMENTS:

The Company's financial assets and liabilities are carried at fair value or are carried at amounts which approximate fair value as the market value of such items is not materially sensitive to shifts in market interest rates due to the limited term to maturity of these instruments.

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and expands disclosures about investments that are measured and reported at fair value. The professional reporting standards establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

FAIR VALUE OF FINANCIAL INSTRUMENTS (continued):

Level 1   Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2   Pricing inputs are other than used in Level 1 which include the closing bid price for unlisted marketable securities which are available in active or inactive markets for identical investments or liabilities, other direct or indirect observable inputs that can be corroborated by market data or the use of models or other valuation methodologies as of the reporting date. Investments which are generally included in this category include state and municipal obligations in an active or inactive market that are valued using observable inputs other than quoted prices.

Level 3   Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include state and municipal obligations which are in an inactive market and valued utilizing risk assumptions based on unobservable inputs.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

Assets	Level 1	Level 2	Level 3	Total
Securities Owned:				
Equities	$ 355,248	$ 0	$ 39,953	$ 395,201
Corporate Debt	3,929,122	0	0	3,929,122
	$ 4,284,370	$ 0	$ 39,953	$ 4,324,323
Liabilities				
Securities sold, not yet purchased:				
Equities	$ 338,250	$ 0	$ 0	$ 338,250
US Government	2,539,363	0	0	2,539,363
	$ 2,877,613	$ 0	$ 0	$ 2,877,613

FAIR VALUE OF FINANCIAL INSTRUMENTS (continued):

Unrealized gains and losses are included in earnings and are reported in the Statement of Income as a component of other income and losses. Generally, for all trading securities, fair value is determined by reference to quoted market prices and other relevant information generated by market transactions. For those investments that there exists no market, management has determined fair market value by assessing market conditions surrounding the security.

The following is a reconciliation of investments measured at fair value on a recurring basis using significant unobservable (level 3) inputs:

	Beginning Balance	Unrealized Gains & (Losses) Asset at Year End	Realized Gains & (Losses) Asset at Year End	Purchases	Ending Balance
Assets					
Financial Instruments					
Owned	$ 1,060,974	$ (21,709)	$ (1,060,974)	$ 61,662	$ 39,953

RELATED PARTY TRANSACTIONS:

Services Agreement
The Company entered into a service agreement with its Parent on April 1, 2002, on a continuous basis. The terms of the agreement grant the Company the right to use a designated portion of office space in addition to receiving the benefit of certain employment related and overhead costs incurred by the Parent. In return, the Company pays a servicing fee which is calculated based upon a percentage of aggregate revenue that the Company generates and is allocated between the Parent's employment compensation and overhead cost areas. The servicing fee is invoiced within 15 days of the end of each month and is payable upon demand.

For the year ended December 31, 2009, the Company incurred service agreement expenses, included in cost of operations, in the amount of approximately $56,561,000. At December 31, 2009, the Company was obligated to its Parent in the amount of approximately $7,393,000, which is included in accounts payable.

COMMITMENTS AND CONTINGENCIES:

Clearing Agreement
The Company is responsible for any loss, liability, damage, cost or expense incurred or sustained by the clearing agent as a result of the failure of any introduced account to make a timely payment for securities purchased or timely and good delivery of securities sold. To date, no such claims have been asserted, nor have such expenses been incurred.

COMMITMENTS AND CONTINGENCIES (continued):

Lease Commitment
The Company maintains a sublease agreement with its Parent, expiring on January 30, 2014. The sublease is subject, and subordinate to, the Parent's prime lease. The Company pays its Parent an allocated portion of rent on a monthly basis in accordance with the terms of the services agreement, which is calculated based upon a percentage of revenue. The master lease expires September 30, 2014. For the year ended December 31, 2009, the Company incurred occupancy costs in the amount of approximately $993,000.

INCOME TAXES:

The Company is included in the combined federal income tax return filed by its Parent. New York City income taxes are calculated on a combined basis with the Parent and allocated proportionately. The current and deferred portions of the income tax expense (benefit) included in the statement of income as determined in accordance with the professional reporting standards are as follows:

	Current	Deferred	Total
State and local	$279,061	$(7,341)	$271,720

A reconciliation of the difference between the expected income tax expense or income computed at the New York City statutory income tax rate and the Company's income tax expense is shown in the following table:

Expected income tax expense at New York City statutory tax rates	$ 279,496
The effect of:	
Deferred tax asset	(9,453)
	$ 270,043

NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $7,884,774, which was in excess of its required net capital of $100,000. The Company's net capital ratio was 1.44 to 1. Additionally, the Company reported haircuts amounting to approximately $669,000 on assets that were not readily marketable and under concentrations.

SUBSEQUENT EVENTS:

Management has evaluated subsequent events through February 19, 2010, the date the financial statements were available to be issued.

<u>Distributions</u>
A distribution to the member, in the amount of $4,975,000, was approved by management and paid between January and February 2010. In this regard, management believes that this event will have no adverse effect on future operations.

SUPPLEMENTAL INFORMATION

SEA PORT GROUP SECURITIES, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2009

Computation of Net Capital

Total member's equity qualified for net capital	$ 8,948,552
Deductions:	
Non-allowable assets:	
Deferred tax asset	7,341
Clearing deposit (subject to termination fee)	100,000
Prepaid expenses	247,212
Securities not readily marketable	39,953
	394,506
Net capital before haircuts on securities positions (tentative net capital)	8,554,046
Less haircuts on securities:	
Long positions	412,548
Short positions	152,312
Undue concentrations	104,412
	669,272
Net capital	$ 7,884,774

See auditors' report.

SEA PORT GROUP SECURITIES, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

Computation of Aggregate Indebtedness (A.I.)

Accounts payable and accrued expenses	$11,343,239
Ratio: Aggregate indebtedness to net capital	1.44 to 1

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of A.I.)	$ 756,216
Minimum dollar net capital requirement	$ 100,000
Minimum net capital requirement	$ 756,216
Excess net capital	$ 7,128,558
Excess net capital at 1000%	$ 6,750,450

See auditors' report.

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934 under the provisions of section (K)(2)(ii).

SEA PORT GROUP SECURITIES, LLC
SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

The Company, as an introducing broker, clears all transactions with, and for, customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers.

The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities.

See auditors' report.

SEA PORT GROUP SECURITIES, LLC
SCHEDULE IV
RECONCILIATIONS UNDER 17a-5(d)(4) OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

Reconciliation with Company's Computation (included in
Part II of FOCUS report as of DECEMBER 31, 2009)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 8,308,234
Audit adjustments reducing non-allowable assets	(9,453)
Audit adjustments for haircuts	(2,316)
Net audit adjustments reducing income	(411,691)
	(423,460)
Net capital	$ 7,884,774

See auditors' report.

POVOL AND FELDMAN, CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

1981 MARCUS AVENUE - SUITE C100

LAKE SUCCESS, NEW YORK 11042

ALLAN D. POVOL, CPA

PAUL I. FELDMAN, CPA

(516) 354-2662

FAX (516) 326-6954

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 CLAIMING EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Sea Port Group Securities, LLC

In planning and performing our audit of the financial statements of Sea Port Group Securities, LLC (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the use of the member, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosen and Feldman CPA PC

Lake Success, New York
February 19, 2010

POVOL AND FELDMAN, CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS
1981 MARCUS AVENUE - SUITE C100
LAKE SUCCESS, NEW YORK 11042

ALLAN D. POVOL, CPA
PAUL I. FELDMAN, CPA

(516) 354-2662
FAX (516) 326-6954

INDEPENDENT AUDITORS' REPORT RELATED TO THE ENTITY'S SIPC ASSESSMENT RECONCILIATION AS REQUIRED UNDER SEC RULE 17A-5(E)(4).

To the Board of Directors
Sea Port Group Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Sea Port Group Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Sea Port Group Securities, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Sea Port Group Securities, LLC's management is responsible for the Sea Port Group Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

[signature]

Lake Success, New York
February 19, 2010

SEA PORT GROUP SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2009

(WITH SUPPLEMENTARY INFORMATION)

POVOL AND FELDMAN, CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS